March 26, 2019

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Registration Statement on Form S-3
           Filed March 14, 2019
           File No. 333-230290

Dear Mr. Chang:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Risk Factors, page 10

1. We note that your bylaws include a forum selection provision. Please disclose the existence of this provision in a risk factor and that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Please also specifically disclose whether the provision applies to actions arising under the Exchange Act and the
       Securities Act.
General

2. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements
 Robby Chang
Riot Blockchain, Inc.
March 26, 2019
Page 2
       of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year
       ended December 31, 2018 before we will accelerate the effective date of your registration statement. Please also note that if the Form 10-K does not include Part III information, we will not be in a position to accelerate the effective date of your registration statement until you have filed the definitive proxy statement. Please refer to Compliance and
       Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K
       Question 117.05 for guidance.
3. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2017, your Form 10-Q/A for the quarter ended September 30, 2018, and your Current Report on Form 8-K filed October 4, 2017. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.



                                                             Sincerely,
FirstName LastNameRobby Chang
                                                             Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                             Office of
Healthcare & Insurance
March 26, 2019 Page 2
cc:       William R. Jackman, Esq. - Rogers Towers, P.A.
FirstName LastName